GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, MN 55402

May 29, 2018

Mr. Chris Edwards

Division of Corporation Finance
Office of Healthcare & Insurance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	GWG Holdings, Inc.
Preliminary Information Statement on Schedule 14C filed February 9, 2018

Dear Mr. Edwards:

Thank you for your letter dated March 16, 2018, addressed to the undersigned, William B. Acheson, Chief Financial Officer of GWG Holdings, Inc. (the “Company” or “GWG”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s March 8, 2018 responses to the Staff’s March 2, 2018 comments on the Company’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on February 9, 2018 (the “Information Statement”).

We appreciate the effort that went into the Staff’s comments. We have considered the Staff’s comments on the Information Statement carefully and our responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment. Where our response is contained in the amended Information Statement which is filed with this letter, we have so indicated and, where appropriate, provided a section reference.

General

1.	We note your response to prior comment 2 that stockholders are not being asked to act upon matters to be taken in the transaction and reissue the comment. We believe this information needs to be provided regardless of the fact that holders of the Company's common stock are not being asked to take any action and we also believe this information is material to a shareholder’s understanding of the corporate actions disclosed in the information statement.

Response:

Item 11 Information —GWG has revised the Information Statement to include a description of the L Bonds to comply with Item 11(b) of Schedule 14A. GWG believes the other information called for by Item 11 regarding the L Bonds is already set forth in the Information Statement. We refer the Staff to Annex D to the Information Statement.

Item 13(a) Information — GWG has revised the Information Statement to add GWG’s MD&A and financial statements from its recently filed 10-K and first quarter 10-Q. We refer the Staff to Annexes A and B to the Information Statement. As a smaller reporting company, GWG does not provide the disclosures required by Items 302 (supplementary financial information) or 305 (quantitative and qualitative disclosures about market risk) of Regulation S-K. There are no disclosures required by Item 304 of Regulation S-K (changes and disagreements with accountants).

GWG has revised the Information Statement to provide a pro forma balance sheet as of March 31, 2018. We refer the Staff to Annex C to the Information Statement. As discussed in greater detail below, GWG will account for the transaction under the equity method and therefore does not believe that providing pro forma income statements is meaningful to an investor and may, in fact, be confusing and misleading.

With respect to information regarding The Beneficient Company Group, L.P. (“Beneficient”), GWG does not believe the transaction constitutes an acquisition of Beneficient as GWG will not acquire control of Beneficient, as explained in greater detail below and thus does not believe that information regarding Beneficient is required or is meaningful to an investor.

2.	We note your response to prior comment 1 that you do not believe the Company is acquiring Beneficient. Please tell us how you will account for the transaction with Beneficient. We note your statements in the press release dated January 18, 2018 that this is a transformative transaction that is expected to diversify the Company's balance sheet, income statement and cash flow sources, and that the transaction stands to potentially double the Company's assets to over $1.6 billion. As part of your response, please cite relevant authoritative accounting guidance that supports the basis for your conclusions.

Response:

GWG will account for the transaction using the equity method prescribed by ASC 323.

Investments within the scope of the equity method of accounting include investments in (1) common stock and/or (2) in-substance common stock that individually, or in combination with other financial and nonfinancial interests, do not result in a controlling financial interest, but do result in the ability to exercise significant influence.

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Investments in limited partnerships should generally be accounted for under the equity method of accounting unless the investment is so minor that the limited partner may have virtually no influence over the partnership’s operating and financial policies. In practice, investments of more than 3 to 5 percent are viewed as more than minor.1 ASC 323-10-15-10 provides a list of indicators that may represent evidence that an investor may be unable to exercise significant influence over the operating and financial policies of an investee. These indicators include the following:

●	Opposition by the investee, such as litigation or complaints to governmental regulatory authorities, challenges the investor’s ability to exercise significant influence.
●	The investor and investee sign an agreement (such as a standstill agreement) under which the investor surrenders significant rights as a shareholder.
●	Majority ownership of the investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the investor.
●	The investor needs or wants more financial information to apply the equity method than is available to the investee’s other shareholders, tries to obtain that information, and fails.
●	The investor tries and fails to obtain representation on the investee’s board of directors.

The significant decisions related to Beneficient reside with the Board of the general partner. GWG will not have representation on the Board and has not attempted to obtain such representation. While there exist significant limitations on GWG’s ability to exercise any meaningful influence over the operations and financial policies of Beneficient, GWG believes these limitations are consistent with the status of being a limited partner. As Beneficient does not have a readily determinable fair value, the accounting alternative to the equity method would be to elect a measurement alternative. Although the GAAP literature does not provide definitive quantitative criteria, GWG believes the existing accounting guidance and practice supports a significant preference for equity method accounting on limited partnership investments representing an ownership interest exceeding 3% to 5%. GWG will hold a majority of the limited partner units of Beneficient. As a result, GWG concluded it is most appropriate to account for its majority interest in Beneficient under the equity method.

GWG also analyzed the transaction under the Variable Interest Model to confirm that it did not have a controlling financial interest in Beneficient requiring GWG to consolidate Beneficient. The analysis involved the following five-step process:

Step 1: GWG determined that none of the scope exceptions to the ASC 810 consolidation guidance apply to the proposed transaction.

Step 2: GWG next determined that no scope exceptions (defined in ASC 810-10-15-17) apply to the Variable Interest Model. Of the exception criteria, only the business scope exception had potential relevance. Although GWG concluded Beneficient was deemed to be a business (i.e., presence of inputs and processes to produce outputs), the business scope exception does not apply as, as a result of the transaction, GWG and its related parties will provide more than half of the total equity, subordinated debt and other forms of subordinated financial support to Beneficient.

1     We note the following from ASC 323-30-S99-1: “The SEC staffs position on the application of the equity method to investments in limited partnerships is that investments in all limited partnerships should be accounted for pursuant to paragraph 970-323-25-6. That guidance requires the use of the equity method unless the investor's interest "is so minor that the limited partner may have virtually no influence over partnership operating and financial policies." The SEC staff understands that practice generally has viewed investments of more than 3 to 5 percent to be more than minor.

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Step 3: GWG next determined that it will have a variable interest in Beneficient through its ownership of Beneficient’s LP units and the commercial loan from GWG Life to Beneficient.

Step 4: GWG next determined that Beneficient is a VIE. An entity is a VIE if it has any of the following characteristics:

●	The entity does not have enough equity to finance its activities without additional subordinated financial support (see ASC 810-10-15-14(a));
●	The equity holders, as a group, lack the characteristics of a controlling financial interest (see ASC 810-10-15-14(b)); or
●	The entity is established with non-substantive voting rights (i.e. an anti-abuse clause).

Based on the purpose and design of a limited partnership, the general partner usually has the ability to make decisions for the partnership through its position as general partner. ASC 810-10-15-8A requires an analysis of kick-out rights through voting interests in a limited partnership – as they are analogous to voting rights held by shareholders of a corporation. When determining whether the at-risk equity holders have power over a limited partnership, the assessment focuses on whether the limited partners hold substantive kick-out rights or participating rights. If neither of the following conditions exist, a limited partnership is a VIE:

●	A single limited partner, partners with a simple majority of voting interests, or partners with a smaller voting interest with equity at risk are able to exercise substantive kick-out rights; or
●	Limited partners with equity at risk are able to exercise substantive participating rights.

Under the Variable Interest Model, kick-out rights represent the ability to remove or “kick-out” the reporting entity with the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance or to liquidate the VIE without cause. GWG will not be able to exercise any substantive kick-out rights or substantive participating rights over Beneficient.

●	Under Beneficient’s limited partnership agreement, the general partner may not be removed or expelled, with or without cause, by the limited partners.
●	GWG will not have the right to unilaterally liquidate Beneficient, with or without cause.
●	Under Beneficient’s limited partnership agreement, GWG will not have any Special Voting Units – those involved in the significant decisions of Beneficient. All decisions of Beneficient are made by the Board of Directors of the general partner. GWG will not have any representation on the Board and is not able to exercise substantive participating rights.

Because GWG is not able to exercise substantive kick-out rights or substantive participating rights, Beneficient is considered a VIE.

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Step 5: GWG finally analyzed whether it is the primary beneficiary of Beneficient in accordance with ASC 810-10-25-38 and 25-38A. The primary beneficiary analysis is a qualitative analysis based on power and benefits. A reporting entity has a controlling financial interest in a VIE and must consolidate the VIE if it has both power and benefits – that is, it has (1) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance (power); and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE (benefits).

As outlined in Step 4, GWG will have no power to direct any activities of Beneficient.

GWG will not acquire a controlling financial interest in Beneficient because it will not have the power to control the activities that most significantly impact the performance of Beneficient – much less any power to control Beneficient’s activities. Therefore, GWG concluded that it will not be the primary beneficiary of Beneficient and it would not be appropriate for GWG to consolidate Beneficient.

With respect to GWG’s statement regarding the transformative nature of the transaction, GWG does not believe that the transaction being transformative is in any way inconsistent with its position that the transaction does not constitute an acquisition of Beneficient.

Prior to the equity investment in Beneficient, GWG’s assets, cash flows and earnings have been solely derived from investments in life insurance policies. The fair market value of GWG’s investments in life insurance policies as of March 31, 2018 was approximately $687 million. GWG’s total assets as of March 31, 2018 were approximately $866 million (with the difference largely attributable to cash and cash equivalents).  As reflected in the unaudited pro forma condensed consolidated balance sheet included in the revised preliminary Information Statement, the transaction will result in GWG’s assets increasing by approximately 85% and its stockholders’ equity increasing by just over 200%.  This increase in stockholder’s equity will lower GWG’s debt to equity ratio, providing additional equity coverage for unforeseen negative events, and is expected to enable GWG to refinance existing debt at lower interest rates, which would have a positive impact on GWG’s earnings and cash flows. The investment in Beneficient will diversify GWG’s earnings and cash flow sources and provide GWG exposure to a broadly diversified pool of alternative assets.

Finally, the relationship between GWG and Beneficient, cemented through the investment transaction, provides for potential strategic benefits as both GWG and Beneficient operate in the alternative financial asset marketplace (broadly defined) yet in different customer segments. This creates the potential for GWG to distribute Beneficient’s products through GWG’s existing distribution channels and vice versa.

All of these benefits can accrue to GWG without it actually acquiring Beneficient.

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If the Staff has comments or questions regarding our responses set forth above, we would appreciate an opportunity to discuss those matters in a conference call with the Staff, and we are available to discuss with you at your earliest convenience. Also, please do not hesitate to contact the undersigned at 612-746-1944 or our counsel, Edward S. Best of Mayer Brown LLP, at 312-701-7100, if you have any other comments or questions.

On April 30, 2018, GWG and Beneficient agreed to extend the deadline for the parties to complete their respective closing conditions for the transaction to June 30, 2018. The effectiveness of the GWG stockholder consent is the principal remaining closing condition to be satisfied. Because Rule 14c-2 requires the definitive information statement to be sent to security holders at least 20 calendar days prior to the closing date, GWG would needs to resolve the Staff’s comments as soon as possible to be able to meet this timing and greatly appreciates the Staff’s assistance in this regard.

Very truly yours,

/s/ William B. Acheson
William B. Acheson
Chief Financial Officer

cc:	Mary Beth Breslin
Securities and Exchange Commission

Edward S. Best
Bruce F. Perce
Mayer Brown LLP

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